Steven R. Jacobs (210) 978-7727 (Direct Dial) (210) 242-4640 (Direct Fax) sjacobs@jw.com

April 24, 2019
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010

Attention:	Tracey L. Houser,
Alfred P. Pavot, Jr.,
Edward M. Kelly,
Kathryn McHale

Re:	XPEL, Inc.
Draft Registration Statement on Form 10 filed March 12, 2019
File No. 377-02540
Registration Statement on Form 10 filed April 3, 2019
File No. 001-38858
Ladies and Gentlemen:
We are writing on behalf of our client, XPEL, Inc. (“XPEL” or the “Company”), in response to the Staff’s comment letter dated April 10, 2019. All references in this letter to the Registration Statement refer to Amendment No.1 to the Company’s Registration Statement on Form 10 filed with the Commission today. For purposes of convenience, we have repeated the Staff’s comments and set forth XPEL’s responses below the comment to which they relate:
Draft Registration Statement on Form 10 filed March 12, 2019
Item 1A – Risk Factors
We are an “emerging growth company,”…, , page 22
Staff Comment #1.     We note that you have made the irrevocable election to adopt the extended transition period for complying with new or revised accounting standards under Section 107(b), as added by Section 102(b) of the JOBS ACT. However, we also note that you timely adopted ASC 606, early adopted ASU 2017-04, and intend to timely adopt ASU 2016-02. Please address this apparent discrepancy throughout your filing.
Response:  In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to check the box affirming that the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act and has made conforming changes on page 22 and page 28 of the Registration Statement.

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Item 2 – Financial Information
Results of Operations, page 29
Staff Comment #2.     Please expand your discussion and analysis of your operating results to quantify the extent to which increases/decreases in volumes sold and/or prices, recent acquisitions, and any other material factor contributed to the increase or decrease in revenue and cost of sales/gross margin. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.
Response:  In response to the Staff’s comment, the Company has expanded the discussion and analysis to quantify the extent to which increases in volumes sold and recent acquisitions contributed to the increase or decrease in revenue and cost of sales/gross margin on pages 30, 31 and 32 of the Registration Statement.
Staff Comment #3.     We note that both cost of product sales and cost of services as a percentage of the corresponding revenue declined significantly for fiscal year 2018 as compared to fiscal year 2017. Please provide a discussion and analysis of the material factors contributing to this decline and your expectations for these factors to continue in the future. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.
Response:  In response to the Staff’s comment, the Company has provided a discussion on and analysis and discussion of gross margin and the material factors contributing to the decline (margin improvement) and its expectations for these factors to continue in the future on pages 30, 31 and 32 of the Registration Statement.
2. Revenue, page F-13
Staff Comment #4.     We note your statement that you do not receive pre-payment from your customers. On page 9, you state that the distribution agreement with the China Distributor places orders on a prepaid basis. Finally, Note 10 includes customer deposits as a component of accounts payable and accrued liabilities amounts for each balance sheet year presented. Please reconcile this apparent discrepancy and tell us your consideration of the disclosure requirements in ASC 606-10-50-8 through 50-10.
Response:  In response to the Staff’s comment, the Company has amended Note 10 to reconcile the discrepancy. The Company also wishes to inform the Staff that after consideration of the disclosure requirements in ASC 606-10-50-8 through 50-10 and after consideration for the aforementioned clarification added to Note 10, the Company added the following explanatory language in Note 2 – Revenue, page F-13:
The Company does not enter into commitments to provide goods or services that have terms greater than one year. In limited cases, the Company does require payment in advance of shipping product. Typically, product is shipped within a few days after prepayment is received. These prepayments are recorded as contract liabilities on the consolidated balance sheet and are included in Accounts payable and accrued liabilities (Note 10).

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The Company also wishes to inform the Staff that the customer prepayments are relatively infrequent. When they do occur, the related product(s) is usually shipped within a few days of receipt. As the Staff has noted, the beginning and ending balances for Customer Deposits are disclosed in Note 10. The Company does not consider these balances to be material to the balance sheet. The Company will continue to assess the materiality of these balances going forward.
6. Acquisition of Businesses, page F-16
Staff Comment #5.     Please expand your disclosures for each acquisition to provide a description of the business and the purchase price. Please tell us your consideration for separately presenting the purchase price allocation and the revenue and earnings recognized since the acquisition date for your acquisition of Apogee, Corp. Please separately disclose the amount of revenue and earnings recognized since the acquisition date for Protex Canada, Inc.
Response:  In response to the Staff’s comment, the Company has expanded its disclosures to provide a description of each business acquired and purchase price in the table on page F – 16. For disclosure purposes, the Company considered various factors to determine the materiality of each individual business combination. The following table summarizes some of the factors considered:

2018 Acquirees	Protex Quebec	eShields	Pointe Claire	Calgary	Apogee
	4/1/2018	6/1/2018	8/1/2018	8/1/2018	11/1/2018
	USD	USD	USD	USD	USD	Notes
Purchase Price	$87,248	$496,982	$363,239	$332,798	$638,552
% of XPEL 2017 Total Assets	0.3%	1.8%	1.3%	1.2%	2.3%
% of XPEL 2018 Total Assets	0.3%	1.6%	1.2%	1.1%	2.1%

Total Assets	$103,415	$496,982	$521,837	$339,215	$662,233	Based on valuation
% of XPEL 2017 Total Assets	0.4%	1.8%	1.9%	1.2%	2.4%
% of XPEL 2018 Total Assets	0.3%	1.6%	1.7%	1.1%	2.2%

Income from continuing ops	$(3,558)	$—	$67,478	$96,758	$148,777	Based on most recent fiscal year end statements
% of XPEL 2017 Inc from Ops	-0.2%	0.0%	3.1%	4.4%	6.7%
% of XPEL 2018 Inc from Ops	0.0%	0.0%	0.6%	0.8%	1.3%

2017 Acquirees	Dallas	Boise	Protex Corp.
	4/1/2017	11/1/2017	11/30/2017
	USD	USD	USD	Notes
Purchase Price	$175,000	$207,724	$816,273
% of XPEL 2016 Total Assets	0.8%	1.0%	3.7%
% of XPEL 2017 Total Assets	0.6%	0.7%	2.9%

Total Assets	$175,000	$218,136	$983,264	Based on valuation
% of XPEL 2016 Total Assets	1.7%	2.1%	9.6%
% of XPEL 2017 Total Assets	0.6%	0.8%	3.5%

Income from continuing ops	$77,940	$90,811	$(51,750)	Trailing 12 months pre acquisition
% of XPEL 2016 Inc from Ops	2.4%	2.8%	-1.6%
% of XPEL 2017 Inc from Ops	3.5%	4.1%	-2.3%

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Based on the Company’s review of the various factors considered, the Company separately disclosed the Protex Canada Inc. acquisition as the Company deemed that acquisition to be material. The Company further determined that the other acquisitions were individually not material but were material collectively. Accordingly, these business combinations have been aggregated and disclosed pursuant to the provisions of ASC 805-10-50-3.
Finally, the Company expanded its disclosures on page F – 18 to include the amount of revenue and earnings recognized since the acquisition date for Protex Canada, Inc.
14. Income Taxes, page F-21
Staff Comment #6.     Please disclose the impact to your consolidated financial statements for the material components of the Tax Reform Act along with whether you have completed your assessment of these items. Please also disclose your accounting policy elections for the material components of the Tax Reform Act. Please refer to SAB 118 for guidance.
Response:  In response to the Staff’s comment, the Company has expanded it disclosures in Note 14 on page F-21 to address Staff’s comment #6.
Staff Comment #7.     Please disclose the domestic and foreign components of income before income taxes in accordance with ASC 740-10-S99-1 (i.e., SAB Topic 6:I).
Response:  In response to the Staff’s comment, the Company has expanded its disclosure in Note 14 on page F-21.
Staff Comment #8.     Please disclose what the foreign tax rate differential represents in your effective tax rate reconciliation. Please also disclose the material components of the other line item.
Response:  In response to the Staff’s comment, the Company has expanded its disclosure in Note 14 to add an explanatory sentence after the rate reconciliation table on page F-22. The Company has also revised the rate reconciliation table in Note 14 to further disaggregate individual reconciling items on page F-22. The Company also wishes to inform the Staff that each remaining individual item contained in the other line item in the rate reconciliation disclosure, as revised, is less than 5% of the product of Income before income taxes multiplied by the statutory rate.

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15. Commitments and Contingencies
(b) Contingencies, page F-24
Staff Comment #9.     Please expand your disclosures to include the information required by ASC 450-20-50 for litigation and claims that are probable and/or reasonably possible of materially impacting your results of operations, cash flows, or financial position individually and in the aggregate. Otherwise, please confirm to us that you have determined it is remote that the litigation and claims would materially impact your results of operations, cash flows, or financial position individually and in the aggregate.
Response:  In response to the Staff’s comment, the Company has added explanatory language to Note 15(b) on page F-25 to address Staff’s comment.
Registration Statement on Form 10 filed April 3, 2019
Item 1 - Business
Company Overview, page 6
Staff Comment #10.     Please disclose whether you have patents protecting the products you discuss in this section. See Item 101(h)(4)(vii) of Regulation S-K.
Response:  In response to the Staff’s comment, the Company has clarified that the primary supplier is the owner of all of the technology related to our products that it manufactures, the following sentence has been added to the second paragraph under the caption “Suppliers” on page 11 of the Registration Statement:
“Under the terms of the Supply Agreement, the primary supplier has retained all of the rights to its technology and products relating to protective films subject to the Company’s exclusive right to commercialize, market, distribute and sell products manufactured by the primary supplier to the automotive aftermarket including to new car dealerships.”
The Amended and Restated Supply Agreement has been included as Exhibit 10.4 to the Registration Statement.
In addition, in response to the Staff’s comment, the Company has also added a new section on page 12 of the Registration Statement as follows:
“Intellectual Property
We regard some of the features of our DAP software, our brands and marketing message, and our documentation as proprietary and rely on copyright, patent, and trademark and service mark laws and trade secret protection, such as confidentiality procedures, contractual arrangements, non-disclosure agreements and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and DAP software and enhance our competitive position and market value.

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We have obtained United States copyright registrations for our DAP software applications and also have two patents in the United States related to our DAP software.”
Distributors, page 9
Staff Comment #11.     You indicate that 29.2% of your total 2018 revenue was obtained from sales to your Chinese distributor and that the loss of this relationship or a material disruption in sales to this distributor could severely harm your business. File your distribution agreement and non-exclusive license agreement with your Chinese distributor as exhibits to the Form 10 or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.
Response:  In response to the Staff’s comment, the Company wishes to advise the Staff that the Company has previously filed its form Distribution Agreement as Exhibit 10.5 to the Registration Statement. The China Distributor has entered into this form agreement with the Company. The Registration Statement states, on page 9 in the second paragraph under the caption “Distributors” that:
“We operate through a sole distributor, Shanghai Xing Ting Trading Co., Ltd., which we refer to as the China Distributor, in China under our form distribution agreement.”
As a result, the Company does not believe that any further filing is required.
Environmental Matters, page 12
Staff Comment #12.     Clarify whether your costs to maintain or achieve compliance with environmental, health, and safety laws and regulations are material, and, if so, disclose the amount of those costs for the periods presented in the financial statements.
Response:  In response to the Staff’s comment, the Company wishes to inform the Staff that its costs to maintain or achieve compliance with environmental, health, and safety laws and regulations have not been material. The Registration Statement has been amended to add the following sentence on page 12 of the Registration Statement under the caption “Environmental Matters”:
“To date, these costs have not been material to the Company.”
Exclusive Forum, page 47
Staff Comment #13.     Please disclose whether your exclusive forum provision applies to claims arising under the Securities Act or Exchange Act.
Response:  In response to the Staff’s comment, the Company supplementally advises the Staff that the forum selection provision in its amended and restated bylaws will not apply to claims arising under the Securities Act or the Exchange Act. The Registration Statement has been amended to add the following sentence on page 27 as the last sentence under the heading “Our bylaws provide that the state and federal courts located in Bexar County, Texas will be the exclusive forum for

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substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.” and on page 47 as the last sentence under the heading “Exclusive Forum”:
“The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.”
*  *  *  *  *  *
Please feel free to contact the undersigned at (210) 978-7727 or Barry R. Wood, XPEL’s Chief Financial Officer, at (210) 678-3738, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Steven R. Jacobs

Steven R. Jacobs
SRJ:mdw

cc:	Ryan L. Pape